

March 8, 2013

By E-Mail
Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

>   **Re:** **Transocean Ltd.**
>   **Soliciting Material filed pursuant to Rule 14a-12 by Icahn Partners et al.**
>   **Filed March 7, 2013**
>   **File No. 0-53533**

Dear Mr. Schaitkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Material

Carl C. Icahn Issues Open Letter to Transocean Shareholders

1. We note the following statements about the issuer:

    -   "Over the past several years, in my opinion, the Company has conducted ill-advised mergers, employed unsuccessful development strategies and squandered cash flows generated by the business;" and

    -   "I believe that the inability of Transocean to grow and pay down debt is a function of poor capital allocation which has driven the share price to below net asset value."

    Please provide supplementally to us or revise to disclose, your support for any statements relating to the board's or the issuer's performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please also mark or highlight the supporting documents provided to identify the specific information upon which you rely.

2. In future filings, please revise to provide support for your statement that "the directors that I have chosen have substantial experience in the creation and issuance of non-traditional yield structures, driving shareholder returns through capital allocation, and managing and growing large corporations both internationally and in the energy sector."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require for an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions